SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



     -----------------------Certified Services, Inc.------------------------
                                (Name of Issuer)


     -------------Common Stock, par value $.001 per share-----------
                         (Title of Class of Securities)


         ------------------------- 157070 10 3 -----------------------
                                 (CUSIP Number)

                                  Michele Brown
                         Midwest Merger Management, LLC
                             10602 Timberwood Circle
                           Louisville, Kentucky 40223
                                  502-339-4000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               November  1, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Midwest Merger Management, LLC
                                                        61-1397710
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                       (B) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)                                      WC


--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                       Kentucky

--------------------------------------------------------------------------------
7     SOLE VOTING POWER:                                               1,800,000


  NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       ---------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER                           1,800,000
    PERSON
     WITH
                ---------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       1,800,000

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

-----------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       52.6%

-----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)            00


-----------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Certified Services, Inc.(the "CSRV"), a corporation organized under the laws of the State of Nevada with its principal executive office is located at 4850 W. Flamingo Road, #23, Las Vegas, Nevada 89103.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Midwest Merger Management, LLC, a Kentucky limited liability company (the "Midwest ").

(b) The business address of Midwest is 10602 Timberwood Circle, #9, Louisville, Kentucky 40223.

(c) Midwest is a company that owns interest in logistics, transportation and facilities management services firms. Attached hereto as Schedule I hereto and incorporated herein by reference is a list of the directors and executive officers of Midwest.

(d)-(e) During the past five years, neither Midwest nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) All of the individuals listed on Schedule I hereto are citizens of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Midwest paid $200,000 for 1,800,000 shares of Common Stock. The source of the funds used to purchase the Common Stock was general corporate funds of Midwest.

ITEM 4.     PURPOSE OF TRANSACTION.

         Midwest acquired its interest in the Common Stock to acquire control of a majority of the issued and outstanding Common Stock of CSRV in order to implement its business plan as a fully reporting and publicly owned Company. CSRV's directors authorized the relocation of CSRV's the principal offices to 10602 Timberwood Circle, Louisville, Kentucky 40223. As a result of this acquisition of control of CSRV, Martin Bothmann and Michael Zuliani, the sole officers and directors of CSRV, have resigned and Midwest have filled the vacancies on the Board of Directors with William Keywan, Scott Zoppoth and Philip Pascale, who nominated and elected the following officers and directors:
William Keywan, President, Scott Zoppoth, Secretary, Treasurer. Midwest has entered into negotiations with America's PEO Holdings, Inc., a privately owned Delaware corporation, ("PEO"), which is a provider of professional services including personnel management, health benefits, workers' compensation and unemployment claims and payroll services. Negotiations have occurred to acquired all the issued and outstanding common stock of PEO and its operating subsidiaries for $17,500,000 including cash, CSRV Common Stock and a promissory note.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof Midwest owns 1,800,000 shares of Common Stock. According to Midwest Form 10-Q for the quarterly period ended June 30, 2001, CSRV'S had 3,421,145 shares of Common Stock outstanding as of November 1, 2001. Based on such number as of the date hereof, Midwest has beneficial ownership of approximately 52,6% of Common Stock

     (b) Midwest has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of all, the shares of Common Stock owned by Midwest described in subsection (a) of this Item 5.

     (c) On October 22, 2001 Midwest entered into a Stock Purchase Agreement with Michael Zuliani, Colin Fidler, Christine Recarey, Brian Paradis, and St. Andrews Venture Capital (the "Shareholders") under which Midwest agreed to purchase from the Shareholders 1,800,000 shares of Common Stock at a purchase price of $0.11 per share. No other transaction in the Common Stock was effected during the past sixty days by Midwest.

(d)      Not Applicable.

(e) Martin Bothmann and Michael Zuliani cease to be the beneficial owner of more than 5% of CSRV common stock on November 1, 2001. The Reporting Person is the beneficial owner of 1,800,000 shares or 52.6% of the issued and outstanding Common Stock.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Stock Purchase Agreement dated October 2_, 2001 between Midwest Merger Management, LLC, Martin Bothmann, Michael Zuliani, Colin Fidler, Christine Recarey, Brian Paradis, St. Andrews Venture Capital and Certified Services.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2001

                         MIDWEST MERGER MANAGEMENT, LLC


                                    /s/ Michele Brown
                                    -----------------
                                    Michele Brown, Secretary

                                  Exhibit Index

     Exhibit Number                         Exhibit

1 Stock Purchase Agreement dated October 22, 2001 between Midwest Merger Management, LLC, Certified Services, Inc., Martin Bothmann, Michael Zuliani, Colin Fidler, Brian Paradis, Christine Recarey and St. Andrews Venture Capital%